INVEST IN **THE TEACHER MARKETPLACE**

# On-demand marketplace to connect Teachers/Tutors with Students/Families



theteachermarketplace.com Westport CT

Software | Main Street | Technology | Services | Marketplace

LEAD INVESTOR



**Jenny Friedman**

I've known Nat & Ben for quite some time now. Both of these guys hustle and execute like very few other people I've seen. Each Brogadir has led his respective organization to great success professionally, through sharp acumen and skill set across finance, business development and operations. As devoted fathers, the Brogadir brothers built TTM not only for likeminded parents looking for a quality education for their kids, but also for top educators across the world. They have garnered an impressive amount of traction in under just six months, and I couldn't be more excited to join them on this journey.

**Invested $1,001 this round**

Learn about Lead Investors

## Highlights

1. Over 7k registered teachers in under 180 days
2. Huge addressable market
3. Successful long-term biz model accelerated by COVID
4. Proven executive team
5. Enterprise Partnerships already formed

## Our Team



**Nathaniel G Brogadir** Co-Founder

Runs $100mn+ eCom marketplace delivery.com

> As fathers we did not see a viable solution for the current pandemic. While somewhat self fulfilling, we wanted to help both families and educators. Nothing on the market met our needs exactly. We needed to go to multiple websites to achieve our desired outcome.



**Sherrie Perkovich** Head of Marketing

25 years of progressive marketing, advertising and strategic planning experience



**Simom Hasan** Head of Technology

12+ years of experience in business, marketing, IT, start-ups and e-commerce. Tech lead for 6+ start-ups from USA, Singapore, India and Bangladesh.

## Pitch

# Investor Presentation 2021

The on-demand site that connects teachers/tutors with families nationwide


Find A Teacher
Find the best in-person or virtual educator for your child.
In Person
Search
SEARCH TEACHERS
Find Teachers Based on Location or Specialty
CONNECT AND BOOK
Message Educators You Are Interested in For Your Child
START EDUCATION
Pay Teachers For Virtual or In-Person Lessons

## In 180 Days….

- ✓ Fully functional platform with search algorithm
- ✓ Over 7,000 teachers registered
- ✓ Background check enabled through API partnership
- ✓ On site payment and booking
- ✓ Search and messaging functionality launched
- ✓ Referral program launched for teachers
- ✓ Core team assembled
- ✓ Educators 4 Excellence (E4E) Partnership
- ✓ NDAs with multiple large partnership platforms: babysitting, camps, etc.

## Team

**Nat Brogadir**



- CBO of $150mn marketplace delivery.com

**Expertise:** Commercial & BD

**Simom Hasan**



- Upwork Technology Executive

**Expertise:** Product and Tech

**Sherrie Perkovich**



- Head of Marketing, Sojourn Cellars, Perk Consulting

**Expertise:** Growth & Marketing

Advisors:



Evan Klein, CEO Zaelab



Ryan Iwanski, Fmr Head of Marketing/Growth Uber/Shapeways

## The Problem

COVID has accelerated the need for alternative learning. Teachers are nervous and families are scrambling.

- Where can teachers go to feel safe and earn?
- Where can families go to educate their children and ensure they do not fall behind?
- This issue is global, not just in the US


NEW
Cuomo predicts COVID-19



NEW YORK POST
outbreaks in K-12 schools amid reopenings
The real-life struggles of distance learning, according to 5 families
CNN
CBS NEWS
NEWS › CORONAVIRUS › LOCAL CORONAVIRUS NEWS
Poll: 70 percent of Granite teachers feel unsafe about back-to-school plans

The Teacher MARKETPLACE

## The Solution

- ✓ Easy to Access Teacher Marketplace
- ✓ Smart Algorithm with Built-in Payment & Booking Engines
- ✓ Teacher keeps 100% of wage + they do not pay fees
  - ✓ This attracts a pool of experienced and background checked teachers
- ✓ Establish a non-profit connection to give back to the educational community
- ✓ Verified teachers and background checked teachers
- ✓ Vast search capability
  - ✓ Grade
  - ✓ Subject
  - ✓ Location
  - ✓ Time of day
  - ✓ Day of week
  - ✓ Willingness to relocate
- ✓ Referral program for teachers



The Teacher MARKETPLACE

## The Opportunity



Remote
wyzant
Care.com
Outschool
Tutor Chest
The Teacher MARKETPLACE
Concierge
Transactional
SchoolHouse
In Person

## Partnerships



urbansitter
Your community's most trusted babysitters.



WELCOME TO
MELISSA RIFKIN
NUTRITION

- ✓ Leveraging sitter sites like UrbanSitter to tap into new family audience
  - ✓ Revenue share partnership forming 2021
- ✓ Social influencers/experts like Melissa Rifkin (400k followers) to refer us traffic
  - ✓ Referral code launching 2021

The Teacher MARKETPLACE

## The Vision

## The Vision

- ✓ Develop App in 2021
- ✓ Proprietary video conference API channel with recording
- ✓ New Verticals: Speech Therapy, Sports Training, Physical Education, Extracurriculars, Chess, Robotics
- ✓ Cross collaboration with other Family Oriented Services:
  - Babysitting sites
  - Kids camps
  - Children's books
  - Family bloggers and websites
- ✓ Develop our own API and white label solution
- ✓ Continue to develop on-demand learning model with high quality teachers

## Revenue Model / Business Model

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| # of teachers | 5,000 | 10,000 | 20,000 | 30,000 | 50,000 |
| bookings per month | 1 | 1.5 | 2 | 2.5 | 3 |
| avg. booking AOV | $40 | $45 | $50 | $55 | $60 |
| TTM take rate | 10% | 11% | 12% | 13% | 14% |
| **Revenue** | $240,000 | $891,000 | $2,880,000 | $6,435,000 | $15,120,000 |

## Use of Proceeds

| | |
|---|---|
| **Technology** – app and API dev | $100k |
| **Marketing** – CAC/LTV | $100k |
| **Staffing** – Tech | $50k |
| TOTAL | **$250k** |